Exhibit 99.1

Caledonia Mining Corporation
 (TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Appointment of Chief Operating Officer

August 20, 2013: Caledonia Mining Corporation (“Caledonia”) is pleased to announce the appointment of Mr Dana Roets as Caledonia’s Chief Operating Officer (“COO”) with effect from August 19, 2013.

Dana Roets is a qualified Mining Engineer and holds a B.Sc. Mining Engineering degree from Pretoria University (1986) and an MBA from the University of Cape Town (1995). Dana (51 years old) is a South African national with over 24 years of operational and managerial experience in the South African gold and platinum industry. He started his career with Gold Fields at the St Helena Gold Mine as a graduate trainee and progressed via various operational roles from being an underground shift boss to become Vice President and Head of Operations at Kloof Gold Mine in January 1999 at which time Kloof produced over 1,000,000 ounces of gold per annum.  More recently, Dana was the COO at Great Basin Gold which had gold mining operations in the United States of America and South Africa.    Dana Roets will be located at Caledonia’s Africa office in Johannesburg, South Africa.

Commenting on the appointment of Mr Roets, Stefan Hayden, Caledonia’s President and Chief Executive Officer said: “I am delighted to announce the appointment of Dana Roets as Caledonia’s Chief Operating Officer.  Dana will assume responsibility for achieving Caledonia’s operational objectives, which currently include the Blanket Mine and its various projects in Zimbabwe.  The day-to-day operations of Blanket and its projects will remain in the extremely capable hands of Mr Caxton Mangezi, Caledonia’s General Manager Zimbabwe and his management team.

The considerable gold mining and metallurgical plant experience, gained by Dana over the last 24 years at several South African mines will further strengthen and deepen Caledonia’s management team.”

Commenting on Mr Roets’ appointment on behalf of Caledonia’s board, Leigh Wilson, Caledonia’s Chairman, said "Dana joins a strong management team.  The Board is confident his background and experience will make an important contribution to Caledonia's future growth."

Further information regarding Caledonia’s operations along with its latest financials and Management’s Discussion and Analysis may be found at www.caledoniamining.com.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000

Newgate Threadneedle Graham Herring/Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751

CHF Investor Relations Juliet Heading Tel : +1 416 868 1079 x 239 juliet@chfir.com